UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 1-9595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.

7601 Penn Avenue South

Richfield, Minnesota 55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Best Buy Retirement Savings Plan

Richfield, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the "Plan") as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

June 28, 2021

We have served as the auditor of the Plan since 2005.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2019

	2020	2019
ASSETS
Participant-directed investments:
Investments at fair value (see Note 3)	$2,275,830,879	$2,054,709,895
Investments at contract value (see Note 4)	196,115,618	204,686,454
Total investments	2,471,946,497	2,259,396,349

Receivables:
Notes receivable from participants	13,414,033	2,130,826

Total assets	2,485,360,530	2,261,527,175

LIABILITIES
Excess contributions payable	5,363,980	-

NET ASSETS AVAILABLE FOR BENEFITS	$2,479,996,550	$2,261,527,175

See notes to the financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	2020	2019
ADDITIONS
Contributions:
Participant	$122,560,191	$133,724,841
Employer	39,533,881	66,210,400
Rollovers	3,905,719	7,967,462
Total contributions	165,999,791	207,902,703

Investment income:
Net appreciation in fair value of investments	305,303,333	423,526,719
Interest and dividend income	7,456,387	19,617,817
Investment income, net	312,759,720	443,144,536

Interest income on notes receivable from participants	623,449	123,699

Total additions	479,382,960	651,170,938

DEDUCTIONS
Benefits paid to participants	(256,186,568)	(164,923,956)
Administrative expenses	(4,727,017)	(2,783,040)
Total deductions	(260,913,585)	(167,706,996)

INCREASE IN NET ASSETS	218,469,375	483,463,942

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	2,261,527,175	1,778,063,233

End of year	$2,479,996,550	$2,261,527,175

See notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

1.  Description of the Plan

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. (“Best Buy”) and subsidiaries (the “Company”) may participate after reaching the age of 18. No minimum period of service is required.

The Benefits Committee (“Plan administrator”) is appointed by a committee of the Board of Directors of the Company and has been delegated the Company's fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan. Voya Financial serves as the Plan recordkeeper. State Street Bank and Trust serves as the Plan trustee. There were no changes made to the investment options of the Plan other than described within the Investments section, below. The Plan is subject to the provisions of ERISA.

On March 27, 2020, in response to the COVID-19 pandemic, the U.S. Congress enacted the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which among other things, included temporary provisions that impacted retirement plan withdrawal and loan provision rules for qualified participants during 2020. A participant was considered qualified if they were diagnosed with COVID-19,  had a spouse or dependent diagnosed with COVID-19, or experienced “adverse financial consequences” as a result of quarantine, furlough, lay-off, reduction in work hours, business closure, the lack of childcare or other factors due to the COVID-19 pandemic. The various provisions of the CARES Act that were adopted by the Company are described below.

Contributions - Each year, participants may contribute up to 50% of their annual compensation through pre-tax contributions, after-tax Roth contributions or a combination of the two contribution types as defined by the Plan, subject to the Code limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. After one year of service with the Company, the Company will match 100% of the participant's eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3% but do not exceed 5% of compensation.

In light of the uncertainty surrounding the impact of the COVID-19 pandemic and to maximize liquidity, the Company elected to temporarily suspend the Company match from June 1, 2020, through November 6, 2020. In addition, effective June 1, 2020, through December 31, 2020, a contribution cap of 10% was placed on highly compensated individuals, defined as those individuals earning more than $125,000 in 2019.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, as well as allocations of Plan earnings and losses. Participants’ accounts are also charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined in the Plan agreement. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan, including cash and cash equivalents, the Best Buy Co., Inc. stock fund, common stocks, pooled funds and a stable value fund.

Effective August 21, 2020, the BlackRock U.S. Debt Index and Prudential Core Plus Bond Fund were added to the Plan. The BlackRock Russell 2000 Value Index and PIMCO Total Return Bond Fund were removed from the Plan on the same day.

Effective January 17, 2020, the MFS International Equity Mutual Fund changed share class to the MFS International Equity CIT Class 4 Fund.

Vesting - Participants are immediately vested in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan agreement was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. Effective June 1, 2020, through November 6, 2020, the Company elected to temporarily suspend the Company match. This provision provides that the participants' account balances holding such safe harbor matching contributions will be immediately 100% vested.

Notes Receivable From Participants -  Employees hired on or after June 1, 2014, may not borrow from their fund accounts, and effective January 1, 2015, no participant may request a new loan under the Plan. Prior to April 1, 2014, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan was processed. Loans require repayment within five years from the loan date, unless the loan was for the purchase of the participant's primary residence, in which case the repayment term is up to fifteen years. Principal and interest is paid ratably through bi-weekly payroll deductions.

Effective April 20, 2020, through September 22, 2020, the Company adopted a provision of the CARES Act that allowed a qualified participant to request a loan from the Plan for a minimum of $1,000 and up to a maximum of the lessor of 100% of their vested balance or $100,000. The loans require repayment in quarterly principal and interest payments over a period of five years. The loans bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan was processed.

Effective April 20, 2020, the Company adopted a provision of the CARES Act that allowed a qualified participant with an outstanding loan from the Plan as of March 27, 2020, to elect to delay any repayments due between April 20, 2020, through December 31, 2020. Approximately $1,600,000 in loan payments were elected to be delayed. Effective January 1, 2021, payments recommenced and loans were re-amortized, including any interest accrued during the period of delay.

At December 31, 2020,  notes receivable from participants matured through November 2, 2029, with interest rates ranging from 4.25% to 9.25%.

Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant has options to withdraw or leave funds within the Plan if their balance is over $1,000. Participants may also withdraw some or all of their account balances prior to termination in limited circumstances, subject to Plan terms. The Plan requires that non-active employee participants with a balance of less than $1,000 are to have accounts distributed as soon as administratively practicable following termination.

Effective April 20, 2020, through December 31, 2020, the Company adopted a provision of the CARES Act that allowed a qualified participant to withdraw up to $100,000 from their retirement account without penalty regardless of their age.  For three years following the date of the CARES Act distribution, the participant has the option to repay the full amount of the distribution taken. Repayments will be treated as rollover contributions to the Plan.

2.  Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value or net asset value, as disclosed in Note 3, Fair Value Measurements,  except for the investment contract stated at contract value, as disclosed in Note 4, Stable Value Fund. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable are recorded as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2020, or December 31, 2019.

Payment of Benefits  - Benefits are recorded when paid. At December 31, 2020, and December 31, 2019, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses - Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in net appreciation of fair value of investments. Plan participants were charged $3.75 per month for the period January 1, 2019, through September 30, 2019, and $3.25 per month for the period October 1, 2019, through December 31, 2020.

Excess Contributions Payable -  Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction in contributions. The Plan distributed the 2020 excess contributions to the applicable participants prior to March 15, 2021. There were no excess contributions related to the Plan year ended December 31, 2019.

Recent Accounting Pronouncements - In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement - Disclosure Framework  (Topic 820). The updated guidance improves the disclosure requirements for fair value measurements. The updated guidance was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. ASU 2018-13 was adopted in the plan year ending December 31, 2020, and did not have a significant effect on the Plan’s financial statements.

Subsequent Events - Plan management has evaluated the effects of events that have occurred subsequent to December 31, 2020, through June 28, 2021,  the date the financials were available to be issued. No such events were identified.

3. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy as defined under FASB Accounting Standards Codification 820,  Fair Value Measurements, are described as follows:

Level 1 – Inputs to valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of observable inputs.

The Plan’s assets recorded at fair value were as follows:

		Fair Value At
	Fair Value Hierarchy	December 31, 2020	December 31, 2019
Cash and cash equivalents	Level 1	$11,275,982	$6,707,284
Best Buy Co., Inc. stock fund	Level 1	124,004,825	123,675,772
Registered investment companies	Level 1	-	273,889,330
Common stocks	Level 1	61,538,561	-
Stable value fund	Level 1	8,967,863	15,867,046
		205,787,231	420,139,432
Pooled funds(1)	NAV	2,070,043,648	1,634,570,463
		$2,275,830,879	$2,054,709,895

(1) Certain investments that are measured at fair value using the net asset value per share (“NAV)” (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented as Investments at fair value in the Statements of Net Assets Available for Benefits.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020, and December 31, 2019.

Cash and cash equivalents - Classified as Level 1 as investments are comprised of money market funds with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates fair value.

Best Buy Co., Inc. stock fund - This is a unitized stock fund consisting primarily of Best Buy common stock and cash for daily liquidity purposes. It is classified as Level 1, as the total fair value of the fund is equal to the quoted market value of total common stock plus the carrying amount of cash, which approximates fair value.

Registered investment companies - Classified as Level 1 as shares of mutual funds are traded and valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end.

Common stocks - Classified as Level 1 as stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Stable value fund  - Represents the portion of the Galliard Stable Value fund invested in highly liquid assets used for daily liquidity needs and is classified as Level 1 as it is traded and valued at quoted market prices. See Note 4, Stable Value Fund, for additional information.

Pooled funds - Not classified in the fair value hierarchy as they are valued using the NAV (or its equivalent), based on the value of the underlying assets owned by the fund less its liabilities, and this difference is then divided by the number of units outstanding. The investments measured at NAV include common collective trusts and pooled separate accounts. The unit price of the investments is quoted on a private market that is not active; however, the unit price is based on underlying investments which are based on observable inputs. There were no unfunded commitments for the periods presented.

4.  Stable Value Fund

The Plan holds investments in the Galliard Stable Value Fund (the “Fund”). The Fund is exclusively managed for the Plan and all underlying investments are held directly by the Plan. The Fund primarily invests in security-backed (synthetic) investment contracts that meet the fully benefit‐responsive investment contract (“FBRIC”) criteria and, therefore, are reported at contract value. Contract value is the relevant measure for FBRICs because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less withdrawals. The Fund also invests in Wells Fargo/BlackRock Short-term Investment Fund S, which invests in highly liquid assets used for daily liquidity needs, and therefore is reported at fair value. See Note 3, Fair Value Measurements, for additional information.

Synthetic investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of bonds. The bond portfolio is owned directly by the Plan. The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.

If the Plan defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contracts’ coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.

The contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include, but not be limited to, the following:

•	material amendments to the Plan’s structure or administration;
•	complete or partial termination of the Plan, including a merger with another plan;
•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•

the redemption of all or a portion of the interests in the Plan at the direction of the plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan;
•	changes to competing investment options; and
•	the delivery of any communication to plan participants designed to influence a participant not to invest in the stable value option.

At this time, the occurrence of any such market value adjustment event is not probable.

5.  Related-Party and Party-in-Interest Transactions

Best Buy Co., Inc. stock fund  - During the years ended December 31, 2020, and December 31, 2019, the Best Buy Co., Inc. stock fund had the following transactions related to the common stock of Best Buy:

	2020	2019
Number of common shares purchased	87,800	115,800
Cost of common shares purchased	$6,376,238	$6,894,303
Number of common shares sold	242,265	251,163
Market value of common shares sold	$22,129,951	$17,752,754
Cost of common shares sold	$8,411,330	$8,169,556

Investment management - State Street Bank and Trust is the trustee of the Plan and manages the SSGA Government Money Market Fund. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Plan uses an Investment Consulting firm to manage the glide path for the LifeCycle Funds, which are primarily comprised of the underlying funds of the Plan, and determine and adjust the allocation of the LifeCycle Funds on an annual basis as approved by the Benefits Committee.

Notes receivable from participants  - The Plan issues notes receivable to participants, which are secured by the vested balances in the participants’ accounts.

6. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, participants will remain 100% vested in the Company’s contributions.

7. Tax Status

The IRS has determined and informed the Company by a letter dated October 15, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the applicable requirements of the Code, and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Reconciliation of Financial Statements to Form 5500

Reconciliations of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2020, and December 31, 2019, were as follows:

	2020	2019
Net assets available for benefits per financial statements	$2,479,996,550	$2,261,527,175
Excess contributions payable	5,363,980	-
Net assets available for benefits per Form 5500	$2,485,360,530	$2,261,527,175

	2020	2019
Increase in net assets per financial statements	$218,469,375	$483,463,942
Excess contributions payable	5,363,980	-
Net income per Form 5500	$223,833,355	$483,463,942

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)

(EMPLOYER IDENTIFICATION NUMBER 55-0805038)

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2020

Description of Investment		Total Shares (if applicable)	Current Value
	CASH AND CASH EQUIVALENTS:
*	SSGA Government Money Market Fund		$11,275,982

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	1,235,796	124,004,825

	COMMON STOCKS:
	ABM Industries Inc.	31,781	1,202,593
	AMN Healthcare Services Inc.	9,811	669,601
	Abiomed Inc.	1,346	436,373
	Agios Pharmaceuticals Inc.	8,753	379,267
	Allakos Inc.	2,310	323,400
	Arvinas Inc.	1,853	157,375
	Axogen Inc.	38,894	696,203
	Bank Ozk	12,494	390,687
	Belden Inc.	18,911	792,371
	Biotelemetry Inc.	22,421	1,616,106
	C.H. Robinson Worldwide Inc.	8,465	794,610
	Cargurus Inc.	10,794	342,494
	Carter S Inc.	5,049	474,959
	Clean Harbors Inc.	13,933	1,060,301
	Cooper Cos Inc.	1,774	644,530
	Deciphera Pharmaceuticals Inc.	9,133	521,220
	8X8 Inc.	18,861	650,139
	Euronet Worldwide Inc.	7,573	1,097,479
	Exact Sciences Corp.	3,756	497,632
	Fireeye Inc.	22,939	528,973
	Forward Air Corp.	10,542	810,047
	Fox Factory Holding Corp.	3,206	338,906
	Frontdoor Inc.	17,181	862,658
	Gartner Inc.	4,761	762,665
	Generac Holdings Inc.	5,287	1,202,317
	Grand Canyon Education Inc.	4,142	385,662
	Graphic Packaging Holding Co.	24,797	420,061
	Hanesbrands Inc.	99,579	1,451,862
	HealthEquity Inc.	13,013	907,136
	Heartland Express Inc.	16,265	294,397
	Heron Therapeutics Inc.	26,171	553,909
	Hologic Inc.	10,276	748,401
	Integra Lifesciences Holding	5,707	370,498
	John Bean Technologies Corp.	6,230	709,410
	J2 Global Inc.	19,266	1,882,096
	Kennametal Inc.	9,423	341,490
	Kirby Corp.	16,793	870,381
	Kodiak Sciences Inc.	4,359	640,381
	LPL Financial Holdings Inc.	6,476	674,929
	Masimo Corp.	1,257	337,354
	Matson Inc.	19,698	1,122,195
	Mednax Inc.	26,574	652,126
	Merit Medical Systems Inc.	24,069	1,336,070
	Middleby Corp.	6,413	826,764
	Neurocrine Biosciences Inc.	3,726	357,137
	Nevro Corp.	1,735	300,329
	New Relic Inc.	7,260	474,804
	Nuance Communications Inc.	18,813	829,465
	Omnicell Inc.	5,157	618,943
	On Semiconductor Corp.	54,739	1,791,607

	Ontrack Inc.	5,306	327,858
	Pluralsight Inc.	49,530	1,038,149
	Polaris Inc.	3,992	380,358
	Precision Biosciences Inc.	21,421	178,651
	Proofpoint Inc.	7,715	1,052,403
	Quidel Corp.	4,928	885,315
	Revance Therapeutics Inc.	15,643	443,323
	Ritchie Bros Auctioneers	26,035	1,810,734
	SS+C Technologies Holdings	6,609	480,805
	Sally Beauty Holdings Inc.	108,257	1,411,671
	Shutterstock Inc.	11,445	820,607
	Skechers USA Inc.	46,724	1,679,261
	Solarwinds Corp.	57,287	856,441
	Sotera Health Co.	17,912	491,505
	Springworks Therapeutics Inc.	3,789	274,778
	Sumo Logic Inc.	7,799	222,895
	Syneos Health Inc.	14,416	982,162
	Tennant Co .	12,213	856,986
	Trimble Inc.	15,023	1,003,086
	Trinet Group Inc.	19,785	1,594,671
	2U Inc.	32,275	1,291,323
	Viking Therapeutics Inc.	48,247	271,631
	Vroom Inc.	18,775	769,212
	Wisdomtree Investments Inc.	130,698	699,234
	Woodward Inc.	3,726	452,821
	Cimpress PLC	6,714	589,086
	Jaws Acquisition Corp Cl A	79,704	1,068,831
	Sensata Technologies Holding	32,086	1,692,216
	Steris PLC	8,009	1,518,024
	WIX.Com LTD	977	244,211
	Total common stocks		61,538,561

	POOLED FUNDS:
	MFS International Equity Fund		242,814,417
	BlackRock Equity Index Fund		867,917,101
	BlackRock Extended Equity Index Fund		330,525,496
	BlackRock MSCI ACWI EX US Index		286,127,933
	Prudential Core Plus Bond Fund		259,277,847
	BlackRock U.S. Debt Index		22,586,311
	Principal USPA Fund BlackRock		60,794,543
	Total pooled funds		2,070,043,648

	STABLE VALUE FUND:
	Security-Backed (Synthetic) Investment Contracts:
	Wells Fargo Fixed Income Fund A (Galliard)		40,417,657
	Wells Fargo Fixed Income Fund F (Galliard)		81,591,088
	Wells Fargo Fixed Income Fund L (Galliard)		84,339,280
	Wrapper contracts		(10,232,407)
	Total security-backed (synthetic) investment contracts		196,115,618
	Collective Investment Trust:
	Wells Fargo/BlackRock Short Term Investment Fund S		8,967,863
	Total stable value fund		205,083,481

*	NOTES RECEIVABLE FROM PARTICIPANTS, 4.25%–9.25% interest rate range and maturity dates through November 2, 2029		13,414,033

	TOTAL INVESTMENTS		$2,485,360,530

* Denotes party-in-interest

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 28, 2021	By:	/s/ CHARLES MONTREUIL
Charles Montreuil
Senior Vice President, HR Rewards

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm